

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2020

Dr. Avi S. Katz
Executive Chairman, Secretary, President and Chief Executive Officer
GigCapital3, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

Re: GigCapital3, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 26, 2020
File No. 333-236626

Dear Dr. Katz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2020 letter.

Amendment No. 1 to Form S-1 filed March 26, 2020

Management, page 96

1. Directors Andrea Betti-Berutto and Peter Wang appear to also have been engaged as "advisors" with the title of Hardware Chief Technical Officer and Software Chief Technical Officer, respectively, similar to their advisor positions with GigCaptial2, Inc. As they are not acting as employees or officers of the company or GigCapital2, Inc. in such capacities, please remove these titles from your tabular disclosure on page 96 of your current officers and directors, and also revise each one's biography, similar to as you have done under "Director Independence," to clarify the nature of their positions with the company and GigCapital2, Inc. See Item 401 of Regulation S-K.

2. We note your disclosure that Messrs. Miotto, Mikulsky, Wang and Betti-Berutto will be

your independent directors, and your disclosure that Messrs. Miotto, Mikulsky and Wang will serve as members of your audit committee. We also note your disclosure regarding the financial interests that each individual has with respect to participating in any economic return your sponsor receives for its investment in the registrant. Please disclose any potential conflicts of interest that may be material, and include related risk factor disclosure. Please also discuss this relationship in the context of your risk factor disclosure on page 36 regarding the role of your independent directors in determining whether to enforce indemnification obligations against your sponsor.

You may contact Robert Babula at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Renée C. Delphin-Rodriguez